

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 20, 2008

Via Fax & U.S. Mail

Mr. L. Frederick Sutherland
Chief Financial Officer
ARAMARK Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, Pennsylvania 19107

> **Re:** **ARAMARK Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **File No. 001-04762**

Dear Mr. Sutherland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief